Exhibit 21

RiceBran Technologies
Subsidiaries of the Registrant
As of March 24, 2020

Those subsidiaries not listed would not, in the aggregate, constitute a “significant subsidiary” of RiceBran Technologies, as that term is defined in Rule 1-02(w) of Regulations S-X.

Subsidiaries of the Registrant	State or Other Jurisdiction of Incorporation
Golden Ridge Rice Mills, Inc. (1)	Delaware corporation
MGI Grain Incorporated (1)	Delaware corporation
NutraCea, LLC (1)	Delaware limited liability company
RBT PRO, LLC (3)	Delaware limited liability company
RBT – YOUJI, LLC (4)	Delaware limited liability company
The RiceX Company (1)	Delaware corporation
RiceX Nutrients, Inc. (2)	Montana corporation.

(1)	wholly owned subsidiary of RiceBran Technologies
(2)	wholly owned subsidiary of The RiceX Company
(3)	50.0 % interest
(4)	55.0 % interest